Robert A. Riecker
Vice President, Chief Accounting Officer and Controller

Sears Holdings Corporation
3333 Beverly Road B5-168A
Hoffman Estates, IL 60179
(847) 286-3715

VIA EDGAR

July 31, 2013

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Sears Holdings Corporation
Form 10-K for Fiscal Year Ended February 2, 2013
Filed March 20, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2013
File No. 0-51217

Dear Mr. Thompson:

I want to thank you for your comments concerning the above-referenced documents, as set forth in your letter dated July 18, 2013, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments. Proposed changes to future disclosures have also been highlighted in bold for your convenience.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1.
We reviewed your response to comment 3 in our letter dated June 24, 2013 and the proposed revisions to your disclosure. The proposed revisions do not include disclosure that adjusted EBITDA excludes amortization of actuarial gains/losses arising in prior periods and as a result, adjusted EBITDA reflects an expected return on plan assets, or the amounts of the expected return on plan assets and the actual return on plan assets as a percentage of plan assets for each period

Mr. William H. Thompson	Page 2
Accounting Branch Chief
Securities and Exchange Commission
July 31, 2013

presented. Please tell us why you do not believe that these disclosures are meaningful to an understanding of the adjustment related to domestic pension expense.

Response

In response to the Staff's comment, in future quarterly and annual periodic reports we propose to provide the following adjusted disclosure related to the nature of the adjustment for pension expense in our non-GAAP disclosures similar to the following:

While the Company's pension plan is frozen, and thus associates do not currently earn pension benefits, we have a legacy pension obligation for past service performed by Kmart and Sears associates. The annual pension expense included in our statement of operations related to these legacy domestic pension plans was relatively minimal in years prior to 2009. However, due to the severe decline in the capital markets that occurred in the latter part of 2008, our domestic pension expense was $165 million in 2012, $74 million in 2011 and $120 million in 2010. Pension expense is comprised of interest cost, expected return on plan assets and amortization of experience losses. This adjustment eliminates the entire pension expense from the statement of operations to improve comparability. Pension expense is included in the determination of Net Income. The components of the adjustments to EBITDA related to domestic pension expense were as follows:

	2012	2011	2010
Interest cost	$291	$313	$319
Expected return on plan assets	(291)	(302)	(286)
Amortization of experience losses	165	63	87
	$165	$74	$120

In accordance with U.S. GAAP, we recognize on the balance sheet actuarial gains and losses for defined benefit pension plans annually in the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement during a fiscal year.  For income statement purposes, these actuarial gains and losses are recognized throughout the year through an amortization process. The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Accumulated gains/losses that are inside the 10% corridor are not recognized, while accumulated actuarial gains/losses that are outside the 10% corridor are amortized over the “average future service” of the population and are included in the amortization of experience losses line item above.

Actuarial gains and losses occur when actual experience differs from the estimates used to allocate the change in value of pension plans to expense throughout the year or when assumptions change, as they may each year. Significant factors that can contribute to the recognition of actuarial gains and losses include changes in discount rates used to remeasure pension obligations on an annual basis or upon a qualifying remeasurement, differences between actual and expected returns on plan assets and other changes in actuarial assumptions. Management believes these actuarial gains and losses are primarily financing activities that are more reflective of changes in current conditions in global financial markets (and in particular interest rates) that are not directly related to the underlying business and that do not have an immediate, corresponding impact on the benefits provided to eligible retirees. For further information on the actuarial assumptions and plan assets referenced above, see MD&A - Application of Critical Accounting Policies and Estimates - Defined Benefit Pension Plans and Note X of Notes to Consolidated Financial Statements.

Mr. William H. Thompson	Page 3
Accounting Branch Chief
Securities and Exchange Commission
July 31, 2013

In addition, in future filings, we will enhance the disclosure within the MD&A - Application of Critical Accounting Policies - Defined Benefit Pension Plans section, by including the following table:

	2012	2011	2010
Actual return on plan assets	9.75%	0.11%	12.55%
Expected return on plan assets	7.25%	7.50%	8.00%

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20

Fiscal Year 2012 Compensation Decisions, page 23

2012 Annual Incentive Plan Opportunity, page 24

2.	Please provide target and actual results ranges for each of BOP and gross margin separately as applicable to Mr. Jooma's payout.

Response

In light of the Staff's comment we would propose to modify the prospective disclosure described in our letter of July 3, 2013, as set forth below. We note that Compensation Disclosure and Analysis requires disclosure of elements of compensation, including performance targets, to the extent material. See, Regulation S-K, Item 402(b)(1) and (2), and Instruction 1 thereto. Where payouts are based on an aggregate of a number of business unit goals being met and the difficulty of meeting such goals has been evidenced, as described below, we respectfully submit that disclosure of a large number of individual business unit goals comprising the Operating Business Unit Group Goals would not further an investor's understanding of the named executive officers' compensation and would therefore not be material. The proposed modifications clarify the way in which the payouts were determined and provide investors with insight into the relevant achievements:

Mr. Drobny received an annual incentive payment under the 2012 AIP of $128,286 and Mr. Jooma received an annual incentive payment under the 2012 AIP of $167,593. Mr. Drobny's payout was attributable to the portion of his award (50%) that was based on the aggregate AIP amount paid to associates whose payouts were directly attributable to the performance of one or more of the 41 operating business units goals (the “Operating Business Unit Group Goals”). Mr. Jooma's payout was attributable to that portion of his 2012 AIP award (25%) that was based on the Operating Business Unit Group Goals and that portion of his award (25%) that was based on the performance of the operating business units for which Mr. Jooma had direct responsibility.

The Operating Business Unit Group Goals were tied to the Business Operating Profit (“BOP”) or gross margin achieved at each of the 41 operating business units. The weighted average threshold level of performance under the Operating Business Unit Group Goals was 75% of target. The targets were challenging, as evidenced by the fact that only 21 of the 41 operating business units met their respective performance threshold. Mr. Drobny's payout of $128,286 and $64,143 of Mr. Jooma's payout were based on the performance under the applicable Operating Business Unit Group Goal of each of these operating business units. These payouts represented approximately 52% of the payout that each of Mr. Drobny and Mr. Jooma would have been eligible to receive under the Operating Business Unit Group Goals if the applicable Operating Business Unit Group Goal of each of the 41 operating business units had achieved its respective target level of performance. The remainder of Mr. Jooma's payout, $103,450, was based on the performance of the business units for which he had direct responsibility. The target and actual results for each performance goal applicable to the

Mr. William H. Thompson	Page 4
Accounting Branch Chief
Securities and Exchange Commission
July 31, 2013

operating business units for which Mr. Jooma was directly responsible were as follows: (1) Online BOP (6.25% of his potential award) - $0 and $22,293,985, respectively; (2) Online gross margin (6.25% of his potential award) - $500,000,000 and $496,882,492, respectively; and (3) Financial Services BOP (12.5% of his award) - $175,000,000 and $174,000,000, respectively. The threshold level for each of these performance goals was approximately 95% of the target.

* * * * * * * * *

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-3715.

Sincerely,

/s/ Robert A. Riecker
Robert A. Riecker
Vice President, Chief Accounting Officer and Controller

cc:	Mr. Edward S. Lampert
Chairman of the Board of Directors and Chief Executive Officer
Sears Holdings Corporation

Mr. Dane A. Drobny
Senior Vice President, General Counsel and Corporate Secretary
Sears Holdings Corporation